Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated December 5, 2012

Relating to the Preliminary Prospectus Supplement

Dated December 4, 2012 and

Registration Statement No. 333-177053

PRICING TERM SHEET

7.25% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per Share)
December 5, 2012

Issuer:	CoreSite Realty Corporation

Security:	7.25% Series A Cumulative Redeemable Preferred Stock

Number of Shares:	4,000,000 shares (4,600,000 shares if the underwriters’ over -allotment option is exercised in full)

Public Offering Price:	$25.00 per share; $100,000,000 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.7875 per share; $3,150,000 total (not including the underwriters’ option to purchase additional shares)

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after December 12, 2017 or pursuant to its special optional redemption right, or converted by a holder in connection with a Change of Control)

Trade Date:	December 5, 2012

Settlement Date:	December 12, 2012 (T + 5)

Liquidation Preference:	$25.00, plus accrued and unpaid dividends

Dividend Rate:	7.25% per annum of the $25.00 per share liquidation preference (equivalent to $1.8125 per annum per share), accruing from December 12, 2012

Dividend Payment Dates:	Quarterly in arrears on or about the 15th day of January, April, July and October of each year, beginning on April

15, 2013. The first dividend payable on April 15, 2013 will be a pro rata dividend accruing from and including December 12, 2012 to and including April 14, 2013.

The following sentence replaces the second sentence of the third paragraph under the heading “Description of Series A Preferred Stock—Dividends” on page S-22 of the Preliminary Prospectus Supplement in its entirety:

A dividend period is the respective period commencing on and including the fifteenth day of January, April, July and October of each year and ending on and including the day preceding the first day of the next succeeding dividend period (other than the initial dividend period and the dividend period during which any shares of Series A Preferred Stock shall be redeemed).

Optional Redemption:

The Issuer may not redeem the Series A Preferred Stock prior to December 12, 2017, except in limited circumstances to preserve its status as a REIT and pursuant to the special optional redemption provision described below under “Special Optional Redemption.”

On and after December 12, 2017, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends up to but excluding the redemption date.

Special Optional Redemption:

Upon the occurrence of a “Change of Control”, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer exercises any of its redemption rights relating to the Series A Preferred Stock (whether the optional redemption right or the special optional redemption right), the holders of Series A Preferred Stock will not have the conversion rights described in the “Change of Control” section below.

Change of Control:	A “Change of Control” is when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•      the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•      following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts, or ADRs, representing such securities) listed on the New York Stock Exchange, or the NYSE, the NYSE Amex Equities, or the NYSE Amex, or the NASDAQ Stock Market, or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series A Preferred Stock) to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

•      the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for any accrued and unpaid dividend that are to be paid on such dividend payment date will be included in this sum) by (ii) the Common Stock Price; and

• 1.944 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the Preliminary Prospectus Supplement.

If, prior to the Change of Control Conversion Date, the Issuer has provided a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series A Preferred Stock will not have any right to convert the Series A Preferred Stock selected for redemption in connection with the Change of Control Conversion Right and any shares of Series A Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day that is no fewer than 25 days nor more than 40 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series A Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the average closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over -the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

Capitalization:

As of September 30, 2012, on an as adjusted basis to reflect the sale of the Series A Preferred Stock and the use of the net proceeds from such sale (not including the underwriters’ option to purchase additional shares), after deducting the underwriting discounts and commissions and the Issuer’s estimated expenses of approximately $3.5 million, assuming such net proceeds are used to  temporarily repay borrowings under our revolving credit facility, to repay the full amount of the mortgage loan payable on our 12100 Sunrise Valley property and for general corporate purposes, which could include the acquisition of additional properties or to fund development and redevelopment opportunities, the Issuer would have $100 million liquidation value of Series A Preferred Stock outstanding and the Issuer’s total capitalization would be approximately $762.8 million.

CUSIP/ISIN:	21870Q 204/ US21870Q2049

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC KeyBanc Capital Markets Inc.

Listing:

The Issuer intends to file an application to list the Series A Preferred Stock on the NYSE. If the application is approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within 30 days after the date of initial delivery of the Series A Preferred Stock.

Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

After giving effect to this offering as if the Series A Preferred Stock had been issued at the beginning of the period referred to below and the use of the net proceeds as set forth under “Use of Proceeds” in the Preliminary Prospectus Supplement, our ratio of earnings to combined fixed charges and preferred dividends on a pro forma basis for each period presented would have been as follows:

	Pro Forma
	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Ratio of earnings (loss) to combined fixed charges and preferred dividends	1.23		(1)

(1)  On a pro forma basis the shortfall of loss to combined fixed charges and preferred dividends for the 12 months ended December 31, 2011 was $17.0 million.

* * *

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: 800-831-9146) or email: batprospectusdept@citi.com;  Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 7th Floor, New York, NY 10038, attention:  Prospectus Department, or e-mail dg.prospectus_requests@baml.com.  Phone: 1-800-294-1322;  RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098, (866) 375-6829, rbcnyfixedincomeprospectus@rbccm.com; Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY 10010, Attn: Prospectus Department. Phone: 1-800-221-1037; KeyBanc Capital Markets Inc., Phone: (866) 227-6479.